Writer's Direct Dial: +44 (0) 207 614-2237
E-Mail: sperber@cgsh.com January 12, 2006

BY EDGAR Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission Washington, D.C. 20549 United States

Re:	GlaxoSmithKline PLC Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2004 (File No. 1-15170)

Dear Mr. Rosenberg:

By letter dated October 19, 2005, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain additional comments on the Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-15170) (the “2004 Annual Report”) filed by GlaxoSmithKline PLC (the “Company”) to which the Company responded by letter dated November 23, 2005 (the “November 23 Response Letter”). The Staff provided comments on the November 23 Response Letter telephonically on December 21, 2005. As discussed in our recent telephone communications, we are setting out in this letter additional proposed disclosure to supplement the disclosure proposed in the November 23 Response Letter.

For convenience, we have reproduced the Staff comment in question and provided the Company’s response immediately below it.

Operating and Financial Review and Prospects

Taxation, page 68

1.            We have considered your response to comment 1 and continue to believe that disclosures required by GAAP should be made. With regard to the IRS matter totaling $7.6 billion, it does not appear that you have provided the disclosure required by paragraph 10 of FAS 5. Provide us revised proposed disclosure.

To address this comment, the Company proposed in the November 23 Response Letter to include additional disclosure in Note 12 to its 2004 Annual Report, an updated version of which will be included in the 2005 Annual Report. The Company now proposes to expand that additional disclosure (in italics) with supplementary disclosure (in italics and underlined) as follows:

“GlaxoSmithKline has attempted to settle the US dispute, first through direct discussion with the IRS and subsequently through discussions between the US and UK authorities under the terms of the double tax convention between the two countries and discussions were terminated in July 2003. On 6th January 2004, the IRS issued a Notice of Deficiency for the years 1989-1996 claiming additional taxes of $2.7 billion. On 2nd April 2004 the Group filed a petition in the US Tax Court disputing the IRS claim and seeking a refund of $1 billion in taxes. On 25th January 2005 the IRS issued a further Notice of Deficiency for the years 1997-2000 claiming additional taxes of $1.9 billion. If the IRS claims for the years 1989-2000 were upheld, the Group would additionally be liable for interest on late payment, estimated to amount to $3.0 billion net of federal tax relief at 31st December 2004, giving a total of $7.6 billion for the years 1989-2000. The Group expects to file a petition against the tax claims for 1997-2000 in April 2005, including a further claim for refund of taxes, and will ask the Tax Court to consolidate the IRS claims for all the years 1989-2000 into a single trial. A provisional trial date for the 1989-1996 claims has been set for October 2006. As similar tax issues remain open for 2001 to date, GlaxoSmithKline expects to receive further substantial claims by the IRS for these years.

GlaxoSmithKline continues to believe that the profits reported by its US subsidiaries for the period 1989 to date, on which it has paid taxes in the USA, are more than sufficient to reflect the activities of its US operations. However, the Group tax creditor balance at 31st December 2004 of £1,598 million includes a provision for the estimated amount at which the IRS dispute might ultimately be settled. If the IRS were to follow the same methodology as applied previously in respect of the years 2001 to date, GlaxoSmithKline estimates that the potential unprovided exposure in respect of this dispute with the IRS for the years 1989-2004 amounts to approximately [$X billion] as of [date].”

The amount of the potential unprovided for exposure would, of course, be given when this note is updated for inclusion in the 2005 Annual Report. Likewise, the Group tax creditor balance would be updated to reflect such balance as of 31st December 2005.

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If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me at +44 207 614 2237 or my colleague Adam Schneider at +44 207 614 2341.

Very truly yours,

/s/ Sebastian R. Sperber

Sebastian R. Sperber

cc:	Ms. Sasha Parikh, Securities and Exchange Commission
Ms. Lisa Vanjoske, Securities and Exchange Commission
Mr. Julian Heslop, GlaxoSmithKline PLC
Mr. Simon Friend, PricewaterhouseCoopers
Mr. Adam Schneider, Cleary Gottlieb Steen & Hamilton LLP

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